Simon Says
Transcript Export
https://simonsays.ai

My New Project - TRANSLATED
Created on: 2021-05-20 16:25:33
Project Length: 00:06:26

File Name: How to Bake With Toddlers in Mandarin. (en).mp4
File Length: 00:03:13

FULL TRANSCRIPT (with timecode)

00:00:01;09 - 00:00:21;07
What else do you want to do next, we have to compete

Commented [1]: 你接下来还想做几个样我们要比赛

00:00:37;09 - 00:01:14;26
Don't say it, okay, how do you bake the biscuits without using your hands? Then have you made it yourself, but what?

Commented [2]: 不要说了那好吧不用手来怎么烤饼干是吗然后你自己做过吗但是那个什么呀

00:01:29;27 - 00:01:43;24
Picture of victory

Commented [3]: 胜利的图片

00:01:50;03 - 00:02:09;10
You are in the air and you think the police are big, big, too big, too big, too big

Commented [4]: 你在空气然后你觉得警察很大很大的太大了吧太大了太大了

00:02:25;24 - 00:02:27;18
Not a form

Commented [5]: 不是一个形式

00:02:34;06 - 00:02:36;17
No one does nothing

Commented [6]: 没有人没有任何事态

00:02:48;27 - 00:02:52;20
Let's first compare who made it

Commented [7]: 们先来比一下谁做的小好不好